NIDA & MALONEY
             A L I M I T E D L I A B I L I T Y P A RT N E R S H I P

                                ATTORNEYS AT LAW
                               800 Anacapa Street
                         Santa Barbara, California 93101
                               PHONE 805-568-1151
                                FAX 805-568-1955

                                January 12, 2000

Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: David J. Lavan

         Re:      Superconductor Technologies Inc.
                  Registration Statement on Form S-3
                  File No. 333-65035

Ladies and Gentlemen:

         We refer to the above referenced registration statement, which was filed with the Securities and Exchange Commission by Superconductor Technologies Inc. on September 30, 1998 and amended as of November 18, 1998.

         On behalf of Superconductor and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request the withdrawal of the registration statement. Superconductor has determined that it will not proceed with the registration and sale of its common stock as contemplated in that registration statement. In addition, no shares of common stock have been offered or sold pursuant to the registration statement.

         Superconductor requests that the Commission consent to this application on the grounds that withdrawal of the registration statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

         Please provide M. Peter Thomas, the Chief Executive Officer of Superconductor with a copy of the order granting withdrawal of registration statement as soon as it is available. The address for Mr. Thomas is 460 Ward Drive, Santa Barbara, California 93111.

         Should you need any additional information or have any questions regarding the above, please contact me at (805) 884-8127.

                         Very truly yours,

                         Nida & Maloney, LLP

                         By: /s/ Theodore R. Maloney
                            -------------------------
                            Theodore R. Maloney